

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2018

Douglas J. Swirsky
President and Chief Financial Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

> **Re: Rexahn Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2018**
> **File No. 001-34079**

Dear Mr. Swirsky:

We have limited our review of your proxy statement to those issues addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 9, 2018

Proposal 1: Approval of an Amendment to the Company's Amended and Restated Certificate of Incorporation..., page 8

1. We note that if the shareholders approve the proposed amendment, the Board may cause the issuance of the additional shares of Common Stock without further approval. Please revise your proxy statement to affirmatively disclose whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information regarding the issuance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                  Division of Corporation Finance
                                  Office of Healthcare & Insurance

cc: William I. Intner, Esq.